3SBIO INC.

**TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
REPRESENTING ORDINARY SHARES OF
3SBIO INC.**

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN
Proposal 1(a)	☐	☐	☐
Proposal 1(b)	☐	☐	☐
Proposal 2	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. ☐
PLEASE NOTE: Marking this box voids any other instructions indicated above.

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1. To re-elect two directors to serve for their term or until their successors are elected and duly qualified.

   1(a) Lawrence S. Wizel

   1(b) Mingde Yu

2. To ratify the appointment of Ernst & Young Hua Ming (**"E&Y"**) as the independent registered public accounting firm of 3SBio Inc. for the fiscal year ending December 31, 2011.

3SBio Inc.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received notice that the 2011 Annual General Meeting (the "Meeting") of 3SBio Inc. (the "Company") will be held at 10:00 a.m. (Beijing time), on Tuesday, September 20, 2011 at its office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People's Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company's Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), September 15, 2011. Only the registered holders of record as of the close of business on August 15, 2011 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on August 15, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the AGM Notice and Proxy Statement, please visit the Investor Relations section of www.3sbio.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on September 15, 2011.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.